Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
In millions $	2008	2007	2007	2006	2005	2004(1)	2003(1)

Income from continuing operations before taxes	5,320	4,691	7,487	7,994	6,867	6,128	5,396
- Results from associated companies	256	192	412	264	193	68	-279
Income from continuing operations before taxes (after eliminating our share of results from associated companies)	5,064	4,499	7,075	7,730	6,674	6,060	5,675
+ Fixed charges	174	166	354	379	406	357	320
+ Dividends from associated companies	248	153	155	114	96	73	62
Total EARNINGS	5,486	4,818	7,584	8,223	7,176	6,490	6,057

Fixed charges
Interest expense	118	110	237	266	294	261	243
Interest within rental expense (1/3 of rental)	56	56	117	113	112	96	77
Total FIXED CHARGES	174	166	354	379	406	357	320

Ratio of Earnings to Fixed Charges	31.5	29.0	21.4	21.7	17.7	18.2	18.9

(1) We adopted a number of new International Financial Reporting Standards from January 1, 2005, not all of which required retrospective application.  Data for 2004 and 2003 is therefore not comparable with 2007, 2006 and 2005.